Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE SIGNS AGREEMENT WITH HY-POWER NANO INC.

Toronto, Ontario – November 14, 2011 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions is pleased to announce the signing of a contract with Hy-Power Nano Inc. to provide a series of social media tools including its on-line web presence at www.hy-powernano.com and associated marketing collateral.

Hy-Power is the innovator of nano-enhanced coatings that provide thermo benefits and proprietary application processes.  The combination can yield significant energy savings for building owners and improve interior comfort levels for occupants.  Hy-Power is uniquely positioned to enable collaboration between business, government and academia to advance nano-technology for industry advantage.

Northcore Technologies is a leader in the provision of effective asset management and social commerce tools to some of the world’s largest corporations.  The Northcore platform includes asset tracking technology currently in use by firms such as Kraft and GE Capital.

“This agreement marks another step forward in the execution of our social commerce strategy,” said Amit Monga, CEO of Northcore Technologies.  “Hy-Power is an exciting, rapidly evolving company and we believe that this is just the first step in an enduring partnership.”

Companies interested in exploring opportunities in social commerce should contact Northcore at 416-640-0400 or 1-888-287-7467, extension 395 or via email at GoSocial@northcore.com.

About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle.

Northcore has earned the trust and loyalty of customers from a wide range of organizations across many different industry sectors.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio.

For more information, visit www.northcore.com.

Northcore Signs Agreement…..

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com